FILE NO.70-9543


                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                  ------------------------------------------------
                             AMENDMENT NO. 9
                       (POST-EFFECTIVE AMENDMENT NO. 1)
                                       TO
                                      FORM U-1
                            APPLICATION/DECLARATION
                                      UNDER
                     THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



         NORTHEAST UTILITIES                    NORTHEAST GENERATION SERVICES
         174 Brush Hill Avenue                    COMPANY
         West Springfield, MA 01090-0010        107 Selden Street
                                                Berlin, CT  06037

           (Name of companies filing this statement and addresses of principal executive offices)

                            NORTHEAST UTILITIES
                  (Name of top registered holding company)

                        Cheryl W. Grise, Esq.
           Senior Vice President, Secretary and General Counsel
                   Northeast Utilities Service Company
                            P.O. Box 270
                   Hartford, Connecticut  06141-0270
              (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to

David R. McHale                           Jeffrey C. Miller, Esq.
Vice President and Treasurer           Assistant General Counsel
Northeast Utilities                        Northeast Utilities
Service Company                              Service Company
P.O. Box 270                                   P.O. Box 270
Hartford, Connecticut                      Hartford, Connecticut
06141-0270                                     06141-0270



I. The Applicants hereby request that the Commission release jurisdiction over the proposal for NGS to provide services to NGC at other than cost, on which the Commission reserved jurisdiction in HCAR No. 35-27148 (March 7,
2000).


  II. Accordingly, the Application/Declaration in this File, as amended, is hereby amended as follows:

A. Paragraphs 48 through 50 are deleted in their entirety and replaced with the following paragraphs 48 through 55:

"The Service Agreement

48. As described in Item 1 of this Application, it is proposed that under the Service Agreement, NGS will provide NGC with a variety of administrative, operation, management and support services. These services are expected to include, without limitation, services relating to information systems, meters, transportation, electric system maintenance, marketing and customer relations, engineering and construction services, materials management, facilities, power planning, environmental affairs, equipment maintenance, operations management and any other managerial, technical, administrative or consulting services required in connection with NGC's business of owning or operating facilities used for the generation of electric energy. Under the Service Agreement NGC would agree to pay NGS a fixed annual fee plus an incentive payment of up to 10% of the fixed fee (up to $2.5 million) if NGS exceeds negotiated performance goals. NGS will forfeit up to 5% of the fee (up to $1.25 million) if the goals are not met. NGS requests an exemption pursuant to Section 13(b) from the "at cost" requirements of Rules 90 and 91 under the Act in connection with the rendering of such services to NGC, provided that NGC remain an EWG authorized by FERC to sell power at market-based rates and that fees charged by NGS are not passed through to an affiliate operating company's customers. NGC presently sells all of its power to Select, which provides power to various customers including two affiliates, CL&P and Holyoke Water Power Company ("HWP"), pursuant to contracts accepted by FERC.

49. Section 13(b) of the Act generally requires that intrasystem sales, service and construction contracts be performed at cost, "as necessary or appropriate in the public interest or for the protection of investors or consumers and to ensure that such contracts are performed economically and efficiently for the benefit of such associate companies at cost, fairly and equitably allocated among such companies." Section 13 was "designed to protect public-utility companies against the tribute heretofore exacted from them in the performance of service, sales, and construction contracts by their holding companies and by servicing, construction, and other companies controlled by their holding companies." (S. Rep. No. 621, 74th Cong., 1st Sess. 36 (1935). See, also section 1(b)(2) of the Act).

50. Section 13(b), however, also authorizes the Commission to exempt from the at-cost requirement transactions that "involve special or unusual circumstances or are not in the ordinary course of business." The Commission has previously granted exemptions under section 13(b) in circumstances where a market rate would not "adversely affect consumers." (See, Interstate Energy Corporation, et al., HCAR No. 35-27069, August 26, 1999, Ameren Corporation, HCAR No. 35-27053, July 23, 1999, Cinergy Corp. HCAR No. 35-26984 (March 1
1999), Central and South West Corporation, et al. HCAR No. 35-26887 (June 19,
1998), the "Exemption Orders"). For example, some orders granting an exemption from the at-cost requirement involve power projects that (1) do not derive their income from sales of electricity within the United States, (2) sell electricity at rates that have been approved by federal or state regulators, (3) sell electricity to industrial or commercial customers at arms-length negotiated rates, or (4) sell electricity, but not to associate companies that are retail public-utility companies, at rates based upon cost of service and approved by federal or state regulators. The authorization requested is similar to those the Commission has previously granted "where structural protections to protect consumers against any adverse effect of pricing at market rates were in place." (Entergy Corporation, HCAR No. 35-27039 (June 22, 1999)). The purpose of the structural protections was to ensure that "departure from the at cost standard will not adversely affect consumers." (Cinergy Corp. HCAR No. 35-26984 (March 1 1999)).

51. In the instant situation, although the power generated by NGC may eventually be purchased by operating company affiliates (CL&P or HWP) of the EWG, the fees charged by NGS to NGC for services cannot be passed through to such operating company's customers. Under Select's contract with CL&P, Select agrees to provide 50% of CL&P's "Standard Offer Service" ("SOS") load for four years beginning January 1, 2000 under Connecticut's electric utility restructuring legislation. The rates on Select's supply contract were set at the weighted average rate of the suppliers furnishing the other 50% of CL&P's SOS load. These rates were established by competitive bidding conducted under DPUC supervision and approved by FERC. Although Select bid for the remaining 50% of CL&P's SOS load, it did not win, so no rates to be paid by Select entered into the determination of its own SOS contract rates with CL&P. The power generated by NGC will be added to Select's portfolio and will be used to satisfy its SOS contract with CL&P along with other contracts.

52. The power contract between CL&P and Select explicitly states that Select will be unable to seek a change in rates for any circumstance whatsoever except in very limited cases where one of the unaffiliated suppliers changed its rates or defaulted or the DPUC changed its own rules in a way that materially disadvantaged CL&P or Select. Thus, any adjustment in fees charged by NGS to NGC occasioned by an incentive payment by NGC to NGS will be absorbed by Select and cannot be passed along to CL&P.

53. In the case of HWP, HWP is a generator of power and sells such power to Select at FERC accepted cost based rates. HWP also has contracts with approximately 40 customers to supply power at rates negotiated between the parties at arms-length prior to the creation of NGS. Generally, these contracts have an average expiration date of 2003, and are at fixed rates with an escalator indexed to the US Department of Labor's Wholesale Price Index - Electric Power. Select sells to HWP all the power HWP needs to service such contracts under a FERC accepted contract. HWP is not a franchised retail electric utility. Its customers have the option to negotiate to terminate their contracts with HWP and obtain power from the municipal utility, the City of Holyoke Gas and Electric Company ("HG&E")*. Accordingly, HWP must maintain competitive rates or risk losing its customers to HG&E. In return for the power it receives from Select, HWP pays Select the revenues it receives from its customers, less transmission and distribution costs. Select's revenues under this contractual arrangement are in no way reflective of its costs. Therefore, any excess of fees over cost charged by NGS to NGC and absorbed by Select can not be passed through to HWP customers under their current contractual arrangements. When those retail contracts expire, those customers have the opportunity simply to switch to HG&E, should HWP attempt to pass additional costs that are above market to those customers under new contractual arrangements. It is clear, then, that market fees charged by NGS to NGC would "not adversely affect consumers.

____________
* Like all other Massachusetts municipalities, HG&E is not required to open its electric service territory to open competition. HWP is uniquely situated to provide the only competition to which HG&E is subject.
_____________

54. Because the fees charged by NGS cannot be passed through to CL&P's customers, and would not be passed through to HWP's customers because such customers' current fixed rates and subsequent ability to obtain power from the local municipal utility, the Applicants hereby request that the reservation of the Commission of jurisdiction be released and an exemption pursuant to Section 13(b) from the "at cost" requirements of Rules 90 and 91 under the Act be granted in connection with the services performed by NGS to NGC.

55. NGS hereby undertakes to provide the Commission a quarterly certificate pursuant to Rule 24 which would, among other things, represent that, in connection with the rendering of services, no affiliate public utility has subsidized the operations of NGS, and further, that any transfer of personnel from any affiliate pubic utility to, and the rendering of services by, NGS are in compliance with applicable rules, regulations and orders of the Commission and have not adversely affected the services provided by such affiliate public utility to their respective customers. NU further acknowledges that the Commission's authorization of incentive pricing with regard to any services provided by NGS shall not be binding upon the FERC or any state public utility commission having jurisdiction over the rates charged by any associate company of NU, and represents and agrees that it will not assert or take any position to the contrary in any administrative determination of the rates that may be charged by any such associate company."

B. Paragraphs 51 through 54 are renumbered 56 through 59.


SIGNATURES

    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date: June 23, 2000

NORTHEAST UTILITIES
NORTHEAST GENERATION SERVICES COMPANY

By: /s/ David R. McHale
Name: David R. McHale
Title: Vice President and Treasurer-Northeast Utilities Service Company, as Agent for Northeast Generation Company and Northeast Generation Service Company